Exhibit 99.1

[FLAMEL TECHNOLOGIES LOGO]

For Immediate Release

Contact:
Gérard Soula, C.E.O	Stephen H. Willard, Chief Financial Officer
Frédérick Simonin, Marketing Assistant	Tel: (202) 862-8400
Tel.: (33) 4-72-78-34-34	Fax: (202) 862-3933
Fax: (33) 4-72-78-34-35	E-Mail: willard@flamel.com
E-Mail: soula@flamel.com
simonin@flamel.com

Flamel Technologies Announces Fourth Quarter and Year-End
Results; 2002 Results Show Profit of $0.18 Per Diluted Share and Improved
Cash Position

2002 Is the Fourth Consecutive Year of Improved Results for Flamel

LYON, France— March 18, 2003—Flamel Technologies (Nasdaq:FLML) today announced its financial results for the fourth quarter and year ended December 31, 2002.

Flamel’s Calendar Year 2002 Results

For the calendar year 2002, Flamel reported that its revenues and other income grew to $21.0 million, compared to revenues of $13.1 million in 2001. In 2002, license and research revenues totaled $14.6 million, compared to $9.9 million in 2001. License and research revenues in 2002 included revenues from Servier and GlaxoSmithKline, as well as from other undisclosed partners.

Product sales and services for 2002 totaled $2.9 million, compared to $2.0 million in 2001. This revenue is the combined result of sales of clinical batch materials to our partners and certain contract manufacturing for various parties.

Royalties and other income in 2002 totaled $3.5 million, compared to $1.2 million reported in 2001. This largely reflects a payment for the Welcome Trust in connection with the settlement of litigation in respect of Flamel’s product Genvir™.

Expenses increased to $18.6 million for 2002, compared to $16.2 million in 2001. Research and development expenses increased largely as a result of the change in the exchange rate of the Euro against the U.S. dollar. Slight increases in cost of goods sold and G&A expenses year over year were similarly affected by the exchange rate.

Net income in 2002 was $3.0 million, or $0.18 per diluted share, compared to a net loss of $2.9 million, or a loss of ($0.18) per share outstanding, in 2001. Cash on hand at December 31, 2002, was $14.5 million, compared to $5.3 million at year-end 2001.

Flamel’s Fourth Quarter 2002 Results

In the fourth quarter, Flamel reported total revenues of $5.0 million, compared to $4.6 million for the same period of 2001. The company’s 2001 fourth quarter revenues included $1.4 million of deferred revenue which was recognized in respect of the termination of Flamel’s contract with Novo Nordisk for long- acting insulin.

Product sales and services revenues in the fourth quarter of 2002, consisting largely of contract manufacturing income, were approximately $0.9 million, compared to $0.5 million in the fourth quarter of last year.

Other income for the quarter totaled approximately $0.3 million, compared to $0.4 million in the fourth quarter of last year. Costs and expenses were $5.9 million in the quarter, compared to $4.7 million in the fourth quarter of the prior year.

The company’s fourth quarter expenses largely reflect the increase in the value of the Euro against the U.S. dollar and do not reflect a material increase in numbers of employees or external costs.

The net loss was ($0.3) million for the fourth quarter of 2002, compared to a loss of ($0.1) million in the fourth quarter of 2001. On a per share basis, the net loss per ordinary share for the quarter was ($0.02), compared with breakeven results for the fourth quarter of 2001. “Flamel has made substantial strides in 2002, with its first full year of profitability and a dramatic increase in its cash position,” noted Stephen Willard, Flamel’s Chief Financial Officer. “Revenues and other income in 2002 increased 62%, while increases in our expenses were held relatively constant after giving effect to the increasing value of the Euro against the U.S. dollar. Flamel’s profit of $3.0 million in 2002 is significant and reflects an increase of $5.9 million over the results a year ago. Our cash increased markedly to $14.5 million, from $5.3 million at the end of last year.”

“The positive financial performance of 2002 result from the technical and clinical successes of our Micropump® technology, which have triggered the execution of new deals and payment of milestones,” reported Dr. Gerard Soula, Flamel’s President and Chief Executive Officer. “We have announced two licensing deals, one with Servier and one with GlaxoSmithKline, and have achieved additional technical milestone payments in respect of each project. We have also entered into partnerships with other major pharmaceutical companies which remain undisclosed. Flamel today has a rich portfolio of products based on the Micropump® technology, including its proprietary products Metformin XL, a long-acting metformin, and Genvir™, a long-acting acyclovir, for which Flamel is aggressively seeking partners.”

Dr. Soula continued, “With our Medusa® technology for the controlled release of proteins and peptides, we have signed two new feasibility study agreements, and we have launched a second clinical trial in humans with our improved controlled-release formulation of human insulin. The results of this trial are expected to be released shortly. In addition, we have obtained particularly promising results with our long-acting formulations of interferon alpha and interleukin-2. We believe that both of our core technologies have wide potential application and are becoming widely recognized among major worldwide pharmaceutical companies, with resulting potential benefits for our company and its stockholders.”

Flamel Technologies, S.A. is a biopharmaceutical company principally engaged in the development of two unique polymer-based delivery technologies for medical applications. Flamel’s Medusa® technology is designed to deliver therapeutic proteins. Micropump® is a controlled release and taste-masking technology for the oral administration of small molecule drugs.

Flamel’s expertise in polymer science has also been instrumental in the development of a photochromic eyeglass lens product now marketed by Corning Inc.

This document contains a number of matters, particularly as related to the status of various research projects and technology platforms, that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

The presentation reflects the current view of management with respect to future events and is subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements.

These risks include risks that products in the development stage may not achieve scientific objectives or milestones or meet stringent regulatory requirements, uncertainties regarding market acceptance of products in development, the impact of competitive products and pricing, and the risks associated with Flamel’s reliance on outside parties and key strategic alliances.

These and other risks are described more fully in Flamel’s Annual Report on the Securities and Exchange Commission Form 20-F for the year ended December 31, 2001.

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Schedule Attached

FLAMEL TECHNOLOGIES S.A.
CONSOLIDATED STATEMENT OF OPERATIONS
(Amounts in thousands, except per share data)

	Three months ended		Twelve months ended

	December 31	December 31	December 31	December 31
	2002	2001	2002	2001
	US $	US $	US $	US $
REVENUES
Licence and research revenue	3,792	3,639	14,593	9,858
Product sales and services	898	516	2,865	2,009
Royalties and other income	280	406	948	1,220
Total Revenues	4,970	4,561	18,406	13,087

COSTS and EXPENSES
Cost of goods and services sold	(835)	(644)	(2,373)	(2,166)
Research and development	(3,615)	(3,055)	(12,239)	(10,662)
Selling, general and administrative	(1,463)	(957)	(3,999)	(3,391)
Stock compensation expense	(5)	(5)	(18)	(23)
Total Costs and Expenses	(5,918)	(4,661)	(18,629)	(16,242)

LOSS FROM OPERATIONS	(948)	(100)	(223)	(3,155)

Interest income, net	92	27	248	240
Foreign exchange gain, (loss)	(24)	8	(99)	55
Other income			2,526

INCOME, (LOSS) BEFORE INCOME TAXES	(880)	(65)	2,452	(2,860)

Income tax benefit	564	(14)	553	(14)

NET INCOME, (LOSS)	(316)	(79)	3,005	(2,874)

BASIC EARNINGS, (LOSS) PER SHARE	$(0.02)	$(0.00)	$0.19	$(0.18)
DILUTED EARNINGS PER SHARE	$(0.02)	$(0.00)	$0.18	$(0.18)

Weighted average number of ordinary shares outstanding
basic	16,198	16,198	16,198	16,198
diluted	16,198	16,198	16,711	16,198

(UNAUDITED)